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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

The DeWolfe Companies, Inc.
(Name of Subject Company (Issuer))

Timber Acquisition Corporation
NRT Incorporated
Cendant Corporation
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Titles of Classes of Securities)

252115100
(CUSIP Number of Class of Securities)

Eric J. Bock, Esq.
Executive Vice President, Legal
Cendant Corporation
9 West 57th Street
New York, New York 10019
(212) 413-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

Copies To:

Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Kenneth D. Hoffert, Esq. Senior Vice President and General Counsel NRT Incorporated 339 Jefferson Road Parsippany, New Jersey 07054 (973) 240-5000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

The following press release was issued by NRT Incorporated and The DeWolfe Companies, Inc. on August 12, 2002.

[LOGO]

NEWS RELEASE

CONTACT: Mark Panus, Director of Corporate Communications TEL: (973) 240-5041 MOBILE: (973) 727-0982 E-MAIL: mark.panus@nrtinc.com	NRT INCORPORATED 3 3 9 J E F F E R S O N R O A D PARSIPPANY, NJ 07054 www.nrtinc.com

NRT Enters into Agreement to Acquire
The DeWolfe Companies, Inc.

Nation's Leading Residential Real Estate Brokerage Company
to Merge DeWolfe's Operations
with NRT-owned Coldwell Banker Hunneman;
Union Creates New England's Largest Real Estate Services Organization

BOSTON, Mass. (August 12, 2002)—NRT Incorporated, a subsidiary of Cendant Corporation (NYSE: CD), and The DeWolfe Companies, Inc. (AMEX: DWL) today announced that they have signed a definitive agreement for NRT to acquire all of the outstanding common stock of DeWolfe at a price of $19.00 per share, or approximately $149 million in cash. Under the acquisition agreement, a subsidiary of NRT will commence a tender offer within five business days for any and all shares of DeWolfe's common stock. Consummation of the transaction remains subject to customary closing conditions and is expected to be completed in September of 2002. The transaction has received clearance under U.S. anti-trust regulations.

        Following the closing of the tender offer, NRT, the nation's leading residential real estate brokerage company, will merge DeWolfe with one of its wholly owned subsidiaries. DeWolfe's operations will join together with NRT-owned Coldwell Banker Hunneman to create a combined organization that will operate as Coldwell Banker Residential Brokerage, the largest real estate and home services organization in New England.

        "NRT and The DeWolfe Companies share the same high level of dedication and commitment to delivering full-service real estate in the form of a true one-stop shopping experience for our clients," said Bob Becker, president and chief executive officer of NRT. "We are proud to welcome Dick DeWolfe and his talented team of real estate professionals to the NRT family of companies."

        Mr. DeWolfe, chairman and chief executive officer of The DeWolfe Companies, stated: "The opportunity to merge our very successful regional company with the world's leading real estate organization will provide the very best services and resources to our customers, sales associates and staff members while creating value for our shareholders."

        "The end result is that this union will bring together the best real estate professionals from the most respected and trusted real estate companies in New England," said Bill Kiley, president and chief operating officer of Coldwell Banker Hunneman.

        With more than 5,400 sales associates and employees in over 170 office locations, the company will serve consumers throughout New England. On a combined basis, DeWolfe and Coldwell Banker Hunneman accounted for $13.9 billion in closed sales volume and over 44,000 closed transaction sides1 in 2001. DeWolfe reported revenue of $214.5 million last year, placing it in an elite level among the nation's leading real estate firms.

1
A transaction side is defined as either the purchasing or the selling portion of a real estate sales transaction. (e.g., If a company represents the home buyer and the seller, it is credited with two closed transaction sides.)

NRT Enters into Agreeent to Acquire The DeWolfe Companies, Inc.

        In connection with the signing of the merger agreement, stockholders of DeWolfe holding approximately 72% of the outstanding shares of common stock of DeWolfe, have agreed with NRT to tender their shares in the tender offer.

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of DeWolfe. At the time the offer is commenced, NRT and its wholly owned subsidiary making the offer will file a tender offer statement with the U.S. Securities and Exchange Commission and DeWolfe will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of DeWolfe at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's Web site at www.sec.gov.

About The DeWolfe Companies, Inc.

        The DeWolfe Companies, Inc. (AMEX: DWL) was founded in 1949 and became one of the nation's first publicly traded residential homeownership firms in 1992. With closed sales volume of $6.6 billion in 2001, DeWolfe ranked No. 8 nationally among leading residential real estate firms.2 DeWolfe is a provider of homeownership services including residential real estate brokerage, mortgage banking, insurance, moving and relocation services. The company provides these services in Massachusetts, Connecticut, Rhode Island, New Hampshire and Maine through its 3,100 sales associates and employees in 93 company-owned office locations and its Web site, DeWolfe.com. DeWolfe is also affiliated with 16 independently owned real estate franchises with locations in Maine and New Hampshire.

2
REAL Trends magazine, May 2002.

About Coldwell Banker Hunneman

Coldwell Banker Hunneman is a full-service real estate company providing residential sales and leasing, corporate relocation services, commercial sales and leasing, residential and commercial mortgage services, construction and marketing of new properties to New England and the Boston metropolitan area, and Coldwell Banker Concierge™ services to assist with the details of homeownership and home improvements. Coldwell Banker Hunneman has 70 offices and more than 2,300 sales associates and employees primarily in Massachusetts, but also serving New Hampshire, Maine, Rhode Island and Connecticut. Founded in 1929, Coldwell Banker Hunneman is one of New England's oldest and most respected real estate companies.

About NRT Incorporated

NRT Incorporated, a subsidiary of Cendant Corporation (NYSE: CD), is the nation's largest residential real estate brokerage company. NRT has more than 850 offices and 45,000 sales associates operating in 24 of the nation's largest metropolitan markets. In 2001, NRT posted a real estate industry record of $117 billion in closed sales volume.

NRT Enters into Agreeent to Acquire The DeWolfe Companies, Inc.

About Cendant Corporation

Cendant Corporation (NYSE: CD) is primarily a provider of travel and residential real estate services. With approximately 70,000 employees, New York City-based Cendant provides these services to businesses and consumers in over 100 countries. More information about Cendant, its companies, brands and current SEC filings may be obtained by visiting the Company's Web site at www.Cendant.com or by calling 877-4INFO-CD (877-446-3623).

        This press release contains "forward-looking statements" within the meaning of federal securities law, including statements concerning business strategies and their intended results and similar statements concerning anticipated future events and expectations that are not historical facts. The forward-looking statements in this press release are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein.

Media Contacts:

Mark Panus, NRT Incorporated, (973) 240-5041 or mark.panus@nrtinc.com

Jennifer Reese, Edelman Worldwide, (323) 202-1061 or jennifer.reese@edelman.com

****

The following questions and answers sheet was disributed to managers of The DeWolfe Companies, Inc. on August 12, 2002.

For DeWolfe Real Estate Managers

        The following questions and answers are intended to address a number of the questions likely to arise in connection with the proposed acquisition of The DeWolfe Companies, Inc. by NRT Incorporated.(1)

(1)    Note. Unless the context otherwise indicates, the following questions and answers assume that the acquisition will be completed on the terms, and subject to the conditions, set forth in the Merger Agreement among The DeWolfe Companies, NRT and its subsidiary. This Q&A is neither an offer to purchase nor a solicitation of an offer to sell shares of The DeWolfe Companies. At the time the offer is commenced, NRT and its wholly owned subsidiary making the offer will file a tender offer statement with the U.S. Securities and Exchange Commission and The DeWolfe Companies will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of The DeWolfe Companies at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's Web site at www.sec.gov.com DW 08/02

        You and your associates will probably share many of the same questions. However, as a key member of the DeWolfe management team, you may have some additional questions. We have tried to anticipate those inquiries within this Q&A.

        The merger process will be a challenging and exciting time. You will play an integral role in the collective success of our historic merger. As questions arise, feel free to call upon the members of your leadership team, who are here to support you.

*********

What is happening today?

        NRT Incorporated, the nation's leading residential real estate company, has signed a definitive agreement to acquire The DeWolfe Companies, Inc. Under the acquisition agreement, NRT will commence a tender offer within 5 business days for any and all shares of The DeWolfe Companies'

common stock. The transaction is expected to close in September following the satisfaction of customary closing conditions.

        Questions about the tender offer should be directed to Mellon Investor Services at 1-888-628-0006, which will be acting as the information agent in this transaction.

Who is NRT?

        Led by a senior team of proven real estate professionals, NRT owns and operates companies in 24 of the largest metropolitan areas in North America and has more than 850 offices and 45,000 sales associates.

        During the past five years, NRT has been fortunate to associate with some of the most distinguished real estate firms in the nation. The impressive list includes: Arvida Realty Services in Florida; Northside Realty in Atlanta; Gundaker Realtors in St. Louis; The Corcoran Group in New York; Jon Douglas Company and Fred Sands Realtors in California; The Burnet Financial Group in Minnesota and Chicago; O'Conor, Piper and Flynn in Baltimore; and Henry S. Miller in Dallas/Fort Worth. See www.nrtinc.com for a complete list of the NRT family of companies.

        NRT is a wholly owned subsidiary of Cendant Corporation (NYSE: CD), one of the foremost providers of travel, real estate, vehicle and financial services in the world. Cendant is also one of the country's largest retail mortgage originators and one of the leading corporate employee relocation service companies in the world.

What will Dick DeWolfe's role be in the future?

        Dick DeWolfe will serve as senior consultant to NRT.

Will our company name change after the merger?

        Yes, after the merger has closed, the company's new name will be Coldwell Banker Residential Brokerage. It represents the combination of The DeWolfe Companies and Coldwell Banker Hunneman.

How will the company be organized?

        Coldwell Banker Residential Brokerage will operate as New England's leading residential real estate organization. For operational purposes, Coldwell Banker Residential Brokerage will be structured as three regional operating companies.

        Bill Kiley, president and chief operating officer of Coldwell Banker Hunneman, will become president of Coldwell Banker Residential Brokerage in Central New England, covering operations in Massachusetts. Rick Loughlin, president of DeWolfe Real Estate, will become president of Coldwell Banker Residential Brokerage in Southern New England, with operations in Connecticut, Rhode Island and Hampden County in western Massachusetts. Jim McKeon, senior vice president of sales with DeWolfe Real Estate, will become president of Coldwell Banker Residential Brokerage in Northern New England, with operations encompassing Maine and New Hampshire.

        Paul Harrington, president and chief operating officer of The DeWolfe Companies, will serve as senior consultant to Coldwell Banker Residential Brokerage in New England, focusing on primary services including mortgage, insurance and corporate services.

Where will the New England corporate headquarters be located?

        In order to better serve all locations of the new organization, the New England corporate headquarters will be established in one central location. Over time, Coldwell Banker Hunneman's corporate office in Boston will relocate to the DeWolfe headquarters, located at 80 Hayden Avenue in Lexington, Massachusetts.

Do Coldwell Banker Hunneman managers and agents know about the merger?

        All announcements to managers, staff and sales associates of The DeWolfe Companies and Coldwell Banker Hunneman are being made simultaneously.

When will the public announcements occur?

        The public announcement of the merger agreement occured earlier this morning prior to the opening of the stock market. A copy of the press release will be posted to the NRT, The DeWolfe Companies and Coldwell Banker Hunneman Web sites.

        Please refer all media inquiries to Jennifer Reese from NRT's public relations agency, Edelman Worldwide. Jennifer can be reached at (323) 202-1061 or jennifer.reese@edelman.com. Do not issue your own press releases or statements.

Whom do we call with operational questions?

        Please continue to refer all inquiries to your Regional Vice Presidents.

How does this merging of the two companies affect my Real Estate license?

        All license transfers will be handled at the company's expense.

How does this affect my Association and MLS memberships?

        Your memberships will not be affected. We will handle any name changes. Office code numbers will most likely change and we will notify you of any changes.

What about my health insurance, 401(k), vacation and other benefits?

        NRT wil honor your valued years of service with The DeWolfe Companies for vacations, benefit programs and 401(k) vesting purposes. A series of NRT Human Resource meetings will be held after the closing in September to address any and all of your benefits issues.

What happens to my DeWolfe stock options?

        All stock options will become fully vested upon the closing of the tender offer and will be exchanged following such time. The options will be exchanged for an amount in cash equal to the excess of the offer price over the exercise price for each share underlying such stock options. (As a DeWolfe shareholder and/or option holder, you will be receiving specific information regarding your rights to receive your proceeds from the sale.)

How will I receive my paychecks?

        You will continue to receive your payroll checks (including direct deposit) without interruption.

What is the status of my 2002 management contract?

        All current contracts will be honored.

Will there be an off-the-top fee?

        Yes, there will be a 6% fee off the top, which will be charged to each closing beginning in 2003.

How will this fee affect DeWolfe transactions?

        DeWolfe transactions will continue to be subject to the current 5% off-the-top fee for the remainder of 2002. Any new business that closes in 2002 will be subject to the current 5% fee. Instead of the 5% fee, all transactions that close after January 1, 2003 will be subject to the 6% off-the-top franchise fee.

How will sales associates receive their commission checks?

        After the completion of the tender offer, direct deposits will continue to be available. Associates will receive their checks in the same manner.

When will the formal transition process (including business cards, replacement materials, building and yard signs, etc.) begin to take place?

        The transition process will begin in September following the completion of the tender offer.

Is there a new policy manual?

        All DeWolfe assocates and employees must continue to comply with the DeWolfe policies and procedures manual. Any questions in the interim should be directed to your Regional Vice President or company legal counsel.

What will happen to the DeWolfe.com Web site?

        The Web site will continue to be used by the combined organization under the company's new name.

What about the Legal Defense Plan?

        The current DeWolfe Legal Defense Plan will remain in effect through April 30, 2003.

Who will answer my legal questions?

        Please continue to address your legal issues as you have in the past.

What about marketing and advertising?

        For the remainder of 2002, we will continue with all of the marketing programs that comprise the Partnership 2002 program. This includes the continued filming of all listings (Home Movies), the production of the Homebook, the New Construction and Distinctive Properties program, and yard sign installation.

What happens if sales associates have invested in personal signs or marketing materials?

        DeWolfe sales associates who have purchased customized signs or marketing materials within the last six months may be eligible for replacement materials.

Will the November Leadership Conference be held?

        A fall Leadership Conference is planned. Inforamtion wil be forthcoming.

Will the 2002 DeWolfe Club Trips continue as scheduled?

        Yes.

What will happen to DeWolfe Corporate Services?

        Corporate Services will play an important role in the combined organization's overall strategy for relocation management and consulting.

What will happen to DeWolfe Mortgage?

        Given its track record of success, the mortgage company will continue as part of the new organization's overall mortgage service delivery strategy.

What will happen to DeWolfe Insurance?

        The insurance company will be an important part of the new organization's commitment to providing customers with a full-service experience that includes a complete line of insurance options. The DeWolfe Home Warranty program wil continue unchanged until further notice.

What will happen to DeWolfe Cares?

        You generosity and eagerness to donate to the DeWolfe Cares foundation has resulted in significant charitable contributions throughout New England. This same spirit of giving will continue in the combined organization.

        We expect there to be a lot of questions from the field given the nature of this transaction. Our main focus for the next month, however, will be on conducting business as usual. We encourage you to keep the lines of communication open between you and your sales associates and employees, as well as your Regional Vice Presidents. We will share new information as soon as it becomes available and we ask you to similarly share information and ask questions of our leadership team.

        Until the tender offer is completed and a formal transition process can begin, both The DeWolfe Companies and Coldwell Banker Hunneman will continue to operate as New England's premier real estate organizations.

****

The following questions and answers sheet was disributed to sales associates of The DeWolfe Companies, Inc. on August 12, 2002.

For DeWolfe Real Estate Sales Associates

        The following questions and answers are intended to address a number of the questions likely to arise in connection with the proposed acquisition of The DeWolfe Companies, Inc. by NRT Incorporated.(1)

(1)    Note. Unless the context otherwise indicates, the following questions and answers assume that the acquisition will be completed on the terms, and subject to the conditions, set forth in the Merger Agreement among The DeWolfe Companies, NRT and its subsidiary. This Q&A is neither an offer to purchase nor a solicitation of an offer to sell shares of The DeWolfe Companies. At the time the offer is commenced, NRT and its wholly owned subsidiary making the offer will file a tender offer statement with the U.S. Securities and Exchange Commission and The DeWolfe Companies will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of The DeWolfe Companies at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's Web site at www.sec.gov.com DW 08/02

        You will probably share many of the same questions. We have tried to anticipate those inquiries within this Q&A.

        The merger process can be a challenging and exciting time. You will play an integral role in the collective success of our historic merger. As questions arise, feel free to call upon the members of your management team, who are here to support you.

*********

What is happening today?

        NRT Incorporated, the nation's leading residential real estate company, has signed a definitive agreement to acquire The DeWolfe Companies, Inc. Under the acquisition agreement, NRT will commence a tender offer within 5 business days for any and all shares of The DeWolfe Companies' common stock. The transaction is expected to close in September following the satisfaction of customary closing conditions.

        Questions about the tender offer should be directed to Mellon Investor Services at 1-888-628-0006, which will be acting as the information agent in this transaction.

Who is NRT?

        Led by a senior team of proven real estate professionals, NRT owns and operates companies in 24 of the largest metropolitan areas in North America and has more than 850 offices and 45,000 sales associates.

        During the past five years, NRT has been fortunate to associate with some of the most distinguished real estate firms to its family of premier companies. The impressive list includes: Arvida Realty Services in Florida; Northside Realty in Atlanta; Gundaker Realtors in St. Louis; The Corcoran Group in New York; Jon Douglas Company and Fred Sands Realtors in California; The Burnet Financial Group in Minnesota and Chicago; O'Conor, Piper and Flynn in Baltimore; and Henry S. Miller in Dallas/Fort Worth. See www.nrtinc.com for a complete list of the NRT family of companies.

        NRT is a wholly owned subsidiary of Cendant Corporation (NYSE: CD), one of the foremost providers of travel, real estate, vehicle and financial services in the world. Cendant is also one of the country's largest retail mortgage originators and one of the leading corporate employee relocation service companies in the world.

What will Dick DeWolfe's role be in the future?

        Dick DeWolfe will serve as senior consultant to NRT.

Will our company name change after the merger?

        Yes, after the merger has closed, the company's new name will be Coldwell Banker Residential Brokerage. It represents the combination of The DeWolfe Companies and Coldwell Banker Hunneman.

How will the company be organized?

        Coldwell Banker Residential Brokerage will operate as New England's leading residential real estate organization. For operational purposes, Coldwell Banker Residential Brokerage will be structured as three regional operating companies.

        Bill Kiley, president and chief operating officer of Coldwell Banker Hunneman, will become president of Coldwell Banker Residential Brokerage in Central New England, covering operations in Massachusetts. Rick Loughlin, president of DeWolfe Real Estate, will become president of Coldwell Banker Residential Brokerage in Southern New England, with operations in Connecticut, Rhode Island and Hampden County in western Massachusetts. Jim McKeon, senior vice president of sales with DeWolfe Real Estate, will become president of Coldwell Banker Residential Brokerage in Northern New England, with operations encompassing Maine and New Hampshire.

        Paul Harrington, president and chief operating officer of The DeWolfe Companies, will serve as senior consultant to Coldwell Banker Residential Brokerage in New England, focusing on primary services including mortgage, insurance and corporate services.

Where will the New England corporate headquarters be located?

        In order to better serve all locations of the new organization, the New England corporate headquarters will be established in one central location. Over time, Coldwell Banker Hunneman's corporate office in Boston will relocate to the DeWolfe headquarters, located at 80 Hayden Avenue in Lexington, Massachusetts.

Do Coldwell Banker Hunneman managers and agents know about the merger?

        All announcements to managers, staff and sales associates of The DeWolfe Companies and Coldwell Banker Hunneman are being made simultaneously.

When will the public announcement occur?

        The public announcement of the merger agreement occurred earlier this morning prior to the opening of the stock market. A copy of the press release will be posted to the NRT, The DeWolfe Companies and Coldwell Banker Hunneman Web sites.

        Please refer all media inquiries to Jennifer Reese from NRT's public relations agency, Edelman Worldwide. Jennifer can be reached at (323) 202-1061 or jennifer.reese@edelman.com. Do not issue your own press releases or statements.

How does this merging of the two companies affect my Real Estate license?

        All license transfers will be handled at the company's expense.

How does this affect my Association and MLS memberships?

        Your memberships will not be affected. We will handle any name changes. Office code numbers will most likely change and we will notify you of any changes.

What happens to my DeWolfe stock options?

        All stock options will become fully vested upon the closing of the tender offer and will be exchanged following such time. The options will be exchanged for an amount in cash equal to the excess of the offer price over the exercise price for each share underlying such stock options. (As a DeWolfe shareholder and/or option holder, you will be receiving specific information regarding your rights to receive your proceeds from the sale.)

What about my commission schedule?

        In Massachusetts (except Hampden County), your current commission schedule will be honored through June 30, 2003. In all other states, your commission schedule will remain in effect.

Will there be an off-the-top fee?

        Yes, there will be a 6% fee off the top, which will be charged to each closing beginning in 2003.

How will this fee affect DeWolfe transactions?

        DeWolfe transactions will be subject to the current 5% off-the-top fee for the remainder of 2002. Any new business that closes in 2002 will be subject to the current 5% fee. Instead of the 5% fee, all transactions that close after January 1, 2003 will be subject to the 6% off-the-top franchise fee.

How will I receive my commission checks?

        After the completion of the tender offer, direct deposits will continue to be available. You will receive your checks in the same manner.

What about my Independent Contractor Agreement?

        Your Independent Contractor Agreement with DeWolfe will be honored by the new company.

When will the formal transition process (including business cards, replacement materials, building and yard signs, etc.) begin to take place?

        The transition process will begin in September following the completion of the tender offer.

Is there a new policy manual?

        All DeWolfe assocates and employees must continue to comply with the DeWolfe policies and procedures manual. Any questions in the interim should be directed to your manager or company legal counsel.

What will happen to the DeWolfe.com Web site?

        The Web site will continue to be used by the combined organization under the company's new name.

What about the Legal Defense Plan?

        The current DeWolfe Legal Defense Plan will remain in effect through April 30, 2003.

Who will answer my legal questions?

        Please continue to address your legal issues as you have in the past.

What about marketing and advertising?

        For the remainder of 2002, we will continue with all of the marketing programs that comprise the Partnership 2002 program. This includes the continued filming of all listings (Home Movies), the production of the Homebook, the New Construction and Distinctive Properties program, and yard sign installation.

QuickLinks

NRT Enters into Agreement to Acquire The DeWolfe Companies, Inc.
Nation's Leading Residential Real Estate Brokerage Company to Merge DeWolfe's Operations with NRT-owned Coldwell Banker Hunneman; Union Creates New England's Largest Real Estate Services Organization